Exhibit (a)(5)(D)

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

CASE TYPE: Other Civil

William Stevenson, On Behalf of Himself
and All Others Similarly Situated,	Court File No.___
Plaintiff,

vs.	PLAINTIFF’S CLASS ACTION
COMPLAINT FOR BREACH OF
ev3, Inc., Robert J. Palmisano, Shawn	FIDUCIARY DUTY
Mccormick, John K. Bakewell, Elizabeth H.
Weatherman, Daniel J. Levangie, Richard B.
Emmit, Thomas E. Timbie, Douglas W.
Kohrs, Jeffrey B. Child, and John L. Miclot,
Defendants.

NATURE OF THE ACTION
     1. This is a shareholder class action on behalf of the public stockholders of ev3, Inc. (“ev3” or the “Company”) against ev3 and its board of directors arising out of their agreement to sell ev3 to Covidien plc for $22.50 per share, or approximately $2.6 billion.
     2. In entering into the merger agreement, each of the defendants has directly violated the fiduciary obligations owed by them to the public shareholders of ev3. Absent judicial intervention, defendants will consummate the tender offer and merger, which will result in irreparable injury to the plaintiff and the class.
     3. This action seeks to enjoin the unreasonable actions taken by the defendants in entering into the merger agreement without attempting to maximize shareholder value in order to obtain millions of dollars in benefits for themselves

PARTIES
     4. Plaintiff William Stevenson is a citizen of the State of California. At all relevant times, plaintiff has been a shareholder of ev3.
     5. Defendant ev3, Inc. is a public corporation that is incorporated under the laws of the State of Delaware. Defendant has its principal place of business in the State of Minnesota located at 3033 Campus Drive, Plymouth, Minnesota. ev3’s common stock is publicly traded on NASDAQ. ev3 has over 110 million shares of common stock outstanding that is held by hundreds if not thousands of shareholders.
     6. Defendant Robert J. Palmisano is a citizen of the State of Minnesota, is ev3’s Chief Executive Officer and President and has served as a Director of the Company since 2008.
     7. Defendant Shawn McCormick is citizen of the State of Minnesota and serves as ev3’s Chief Financial Officer, Principal Accounting Officer and Senior Vice President.
     8. Defendant John K. Bakewell is a citizen of the State of Tennessee and has served as a Director of the Company since 2006. Bakewell also serves as Chairman of ev3’s Nominating/Governance Committee.
     9. Defendant Elizabeth H. Weatherman is a citizen of the State of New York and has served as a Director of the Company since 2005. She served on the Board of ev3 LLC from 2003 to 2005. Weatherman is a member of ev3’s Compensation and Nominating/Governance Committees. Weatherman owns over 3.1 million shares of ev3 common stock and is a Managing Director of Warburg Pincus LLC, which owns and/or controls over 27 million shares of ev3 common stock.

     10. Defendant Daniel J. Levangie is a citizen of the State of Minnesota and has served as the Chairman of ev3 since 2008. Levangie joined ev3’s Board in 2007 and currently serves as a member of ev3’s Nominating/Governance Committee.
     11. Defendant Richard B. Emmitt is a citizen of the State of New York and has served as a Director of the Company since 2005. Emmitt served on the Board of ev3 LLC from 2003 to 2005 and is a member and Manager of The Vertical Group GP, LLC, which owns and controls over 2 million shares of ev3 common stock through its investment funds. Emmitt is a member of ev3’s Audit Committee.
     12. Defendant Thomas E. Timbie is a citizen of the State of Florida and has served as a Director of the Company since 2005. Timbie served on the Board of ev3 LLC from 2004 to 2005. Timbie is the Chairman of ev3’s Audit Committee.
     13. Defendant Douglas W. Kohrs is a citizen of France and has served as a Director of the Company since 2005. Kohrs served on the Board of ev3 LLC. Kohrs is a member of ev3’s Compensation Committee.
     14. Defendant Jeffrey B. Child is a citizen of the State of New York and has served as a Director of the Company since 2007. Child serves as a member of ev3’s Audit Committee and is the Chairman of ev3’s Nominating/Governance Committee.
     15. Defendant John L. Miclot is a citizen of the State of Florida and has served as a Director of the Company since 2008. Miclot serves as the Chairman of ev3’s Compensation Committee.
     16. The defendants named in ¶¶6-15 are collectively referred to herein as the “Individual Defendants.”

     17. By virtue of their positions as directors and/or officers of ev3, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause ev3 to engage in the practices complained of herein.
JURISDICTION AND VENUE
     18. The court has jurisdiction over the lawsuit under Minnesota law. The court has jurisdiction over the defendants because they conduct business in, reside in and/or are citizens of Minnesota. Certain of the defendants are citizens of Minnesota, including defendant ev3, which has its principal place of business in this state, and defendants Palmisano, McCormick and Levangie reside in this state.
     19. The amount in controversy of plaintiffs claim, exclusive of interest and costs, is less than $75,000. This action is not removable.
     20. Venue is proper in this county because one or more of the defendants reside in this county, a substantial part of the event or omissions giving rise to this claim occurred in this county and defendant ev3’s principal place of business is located in this county.
DEFENDANTS’ FIDUCIARY DUTIES
     21. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, these individuals are in a fiduciary relationship with plaintiff and the other public shareholders of ev3 and owe plaintiff and the other members of the class a duty of good faith, fair dealing, loyalty and full, candid and adequate disclosure.
     22. The claims are brought under state laws which require every corporate director to act in good faith, in the best interests of a corporation’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. To diligently comply with this duty, the directors of a public corporation may not take any action that:

          a. adversely affects the value provided to the corporation’s shareholders;
          b. contractually prohibits them from complying with or carrying out their fiduciary duties;
          c. discourages or inhibits alternative offers to purchase control of the corporation or its assets;
          d. adversely affects their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          e. provides the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
          23. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of ev3, are obligated to refrain from:
          a. participating in any transaction where the directors’ or officers’ loyalties are divided;
          b. participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          c. unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     24. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to halt any other offers and deter higher offers from other potential acquirers. The Individual Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the class, and choosing not to provide shareholders with all information necessary to make an informed decision in connection with the transaction. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the class will receive adequate or fair value for their ev3 stock in the transaction.
CLASS ACTION ALLEGATIONS
     25. Plaintiff brings this action pursuant to Rule 23 of the Minnesota Rules of Civil Procedure on his own behalf and as a class action on behalf of all holders of ev3 stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant,
     26. This action is properly maintainable as a class action.
     27. The Class is so numerous that joinder of all members is impracticable. There are over 110 million shares of ev3 stock outstanding. The shares trade on NASDAQ and hundreds, if not thousands, of ev3 stockholders of record are located throughout the United States.
     28. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class members. The common questions include the following:
          a. whether the Individual Defendants breached their fiduciary duties of care, loyalty and/or candor owed by them to plaintiff and the other members of the Class in connection with the proposed sale of ev3;
          b. whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the proposed sale of ev3;
          c. whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of ev3;

          d. whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and
          e. whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.
     29. The defendants have acted or refused to act on grounds generally applicable to the Class thereby making appropriate final injunctive relief with respect to the Class as a whole.
     30. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has the same interests as the other Class members. Accordingly, plaintiff is an adequate Class representative and will fairly and adequately protect the interests of the Class.
     31. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.
     32. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.
FACTUAL ALLEGATIONS
     33. ev3 is a Minnesota-based medical device company focused on catheter-based technologies for the minimally invasive treatment of vascular diseases and disorders. The Company sells various products through a direct sales force and through distributors.
     34. On June 1, 2010, the Individual Defendants unanimously approved and entered into an Agreement and Plan of Merger with Covidien Group S.a.r.l., a Luxembourg company and COV Delaware Corp., a wholly owned subsidiary of Covidien, pursuant to which Covidien will commence a tender offer no later than June 15, 2010 to purchase all the outstanding shares of ev3 common stock for $22.50 per share in cash, without interest, and pursuant to which ev3 will become a wholly owned subsidiary of Covidien.
     35. On June 1, 2010, Covidien issued a press release titled “Covidien Announces Definitive Agreement to Acquire ev3 Inc.” stating:
Covidien plc and ev3 Inc. today announced that they have signed a definitive merger agreement under which Covidien will acquire all of the outstanding shares of ev3 Inc. for $22.50 per share in cash, for a total of $2.6 billion, net of cash acquired. This transaction further accelerates Covidien’s strategy of building a world-class vascular platform addressing high-growth markets and positions Covidien to become a leading endovascular player, with strong positions in both the peripheral vascular and neurovascular markets.
“The acquisition of ev3 will enable Covidien to significantly expand its presence in the vascular market and is in line with our strategy of becoming a leading partner with vascular surgeons, neurosurgeons, interventional cardiologists and interventional radiologists,” said Richard J. Meelia, Chairman, President and CEO of Covidien. “With its broad product portfolio, clinical expertise and call-point synergies with our existing vascular franchise, ev3 will be an important addition to our innovative vascular intervention products.”
“We believe this transaction will provide truly unique opportunities and will create value for both companies’ stockholders, patients and employees,” said Robert Palmisano, President and CEO of ev3. “We will be able to advance our broad platform of peripheral vascular and neurovascular technologies with a leading global healthcare products company that shares our vision of delivering breakthrough and innovative medical solutions for improved patient outcomes. In addition, this combination will provide the opportunity for further innovation to support endovascular market growth and procedure penetration worldwide, while our employees will be afforded the opportunity to be part of a larger organization with greater depth of resources for sustained success in our industry.”
ev3 Inc. is dedicated to developing innovative, breakthrough and clinically proven technologies and solutions for the treatment of peripheral vascular and neurovascular diseases. ev3 offers a comprehensive portfolio of treatment options, including the primary interventional technologies used today: peripheral angioplasty balloons, stents, plaque excision systems, embolic protection devices, liquid embolics, embolization coils, flow diversion, thrombectomy catheters and occlusion balloons.
Financial Highlights

Under the terms of the agreement, Covidien will pay $22.50 in cash per ev3 share for a total of approximately $2.6 billion, net of cash acquired. The combination with ev3 will provide an additional growth platform for Covidien and is expected to be accretive to both revenue and earnings growth rates.
The transaction, which will take the form of an all-cash tender offer by a wholly- owned subsidiary of Covidien, followed by a second-step merger, is subject to customary closing conditions, including receipt of certain regulatory approvals, and is expected to be completed by July 31, 2010. The Boards of Directors of both companies have unanimously approved the transaction. All of the directors and executive officers of ev3 have confirmed their intention to tender all shares held by them into the offer, and certain stockholders affiliated with Warburg, Pincus Equity Partners LP, holding approximately 24% of ev3’s outstanding common stock, have entered into agreements with Covidien to tender their shares. Once the transaction has been completed, Covidien will report ev3 as part of its Vascular Products line in the Medical Devices business segment.
Assuming a closing on July 31, 2010, Covidien expects that this transaction, on a GAAP basis, will dilute 2010 and 2011 earnings per share. On a Non-GAAP basis, excluding transaction, restructuring and other costs, Covidien expects this transaction to dilute fiscal 2010 earnings per share by 5 to 8 cents; however, the underlying strength of Covidien’s existing businesses is expected to offset a portion of this dilution. Covidien expects fiscal 201 1 Non-GAAP earnings per share to be diluted by approximately 10 to 15 cents, primarily due to higher depreciation/amortization, interest and income tax expenses.
Covidien intends to finance the transaction through a combination of cash on hand, commercial paper and a fully committed bridge facility.
The Merger Agreement
     36. The Individual Defendants unanimously approved the merger agreement, which contains numerous provisions designed to tilt the playing field in favor of Covidien and/or make it difficult for a competing bid from a third party to succeed, including:
          a. Covidien will commence a tender offer for all outstanding ev3 common shares no later than June 15, 2010, a mere two weeks from the announcement of the agreement.

          b. A “termination fee” which requires ev3 to pay Covidien the sum of $83,650,522 million in the event that ev3 were to receive a superior offer and terminate the agreement.
          c. A “no shop” provision where the Individual Defendants agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire ev3 and to “certain other restrictions” on its ability to respond to any such proposals.
          d. An agreement that the Individual Defendants as members of ev3’s board of directors will all recommend the tender offer to its shareholders.
          e. A Tender and Voting Agreement with entities affiliated with Warburg Pincus Equity Partners, L.P., which owns and controls approximately 24% of the outstanding common shares of ev3, in which the entities agree to tender all of their ev3 shares to Covidien within 5 days of the commencement of the tender offer.
     37. Moreover, to date defendants have concealed other material information including, but not limited to, contracts, arrangements, commitments and understandings with respect to payouts from the continued employment or termination of the directors and executive officers, which the defendants have failed to make public or otherwise disclose.
     38. As a result of entering into these unlawful provisions in the merger agreement, the Individual Defendants have contracted away their fiduciary obligations to negotiate in good faith with other potential acquirers.
     39. Shareholders have been denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. ev3’s officers and directors are obligated to further the interests of ev3’s public stockholders, not structure a preferential deal for themselves through which they will receive payouts following the consummation of the proposed tender offer and merger and which operates to the detriment of ev3’s public stockholders
     40. By reason of their positions with ev3, the Individual Defendants possess non- public information concerning the financial condition and prospects of ev3, and especially the true value and expected increased future value of ev3 and its assets, which they have not disclosed nor realized through this proposed tender offer and merger.
CAUSE OF ACTION
Breach of Fiduciary Duty
(against all defendants)
     41. Plaintiff repeats and realleges each allegation set forth herein.
     42. The Individual Defendants have taken actions that will only serve to inhibit the maximization of shareholder value.
     43. The Individual Defendants were and are under a duty:
          a. to fully inform themselves of the market value of ev3 before taking, or agreeing to refrain from taking, action;
          b. to act in the interests of the equity owners; and
          c. to act in accordance with their fundamental duties of due care and loyalty.
     44. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan, or in breach of their fiduciary duties to plaintiff and the other members of the Class, are implementing and abiding by a process that will irreparably harm plaintiff and other members of the Class.

     45. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other ev3 public stockholders.
     46. In light of the foregoing, plaintiff demands that the Individual Defendants, as their fiduciary obligations require, immediately:
          a. Undertake an independent evaluation of ev3’s worth as an acquisition candidate.
          b. Rescind any and all provisions that inhibit the maximization of shareholder value.
          c. Rescind any payoffs the defendants will receive upon the consummation of the merger.
          d. Retain independent advisors and appoint an independent committee so that the interests of ev3’s public stockholders will be protected and any subsequent offers will be considered and negotiated in the interest of ev3’s public stockholders.
     47. Defendants are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are continuing to breach their fiduciary duties to plaintiff and the members of the Class.
     48. Plaintiff and the other members of the Class have no adequate remedy at law
REQUEST FOR PRELIMINARY INJUNCTION
     49. Plaintiff seeks to enjoin defendants and their agents and representatives from consummating the tender offer and merger during the pendency of this lawsuit
     50. Plaintiff and members of the Class will suffer irreparable injury if the court does not enjoin defendants from consummating the tender offer and merger.

     51. There is no adequate remedy at law.
     52. There is a substantial likelihood that plaintiff will prevail on the merits.
     53. The harm faced by plaintiff and members of the Class outweighs the harm that would be sustained by defendants if a preliminary injunction were granted.
     54. If the court does not grant a preliminary injunction, defendants will continue their unlawful activities in violation of their fiduciary responsibilities to ev3’s public shareholders.
PRAYER FOR RELIEF
     For these reasons, plaintiff asks for preliminary and permanent injunctive relief, in plaintiffs favor and in favor of the Class and against defendants as follows:
A.	Finding this action is properly maintainable as a class action;

B.	Enjoining defendants and their agents and representatives from consummating the tender offer and/or merger;

C.	Enjoining defendants and their agents and representatives from taking any actions that violate their fiduciary duties to ev3’s shareholders;

D.	Enjoining defendants and their agents and representatives from taking any actions that impede or deter other potential acquirers;

E.	Awarding plaintiff reasonable attorney fees and costs of court, including expert fees; and

F.	Awarding such other and further relief as the court deems appropriate.

DATED: June 2, 2010	SKOLNICK & SHIFF, P.A.
Sean Shiff

Sean Shiff, #270519

2100 Rand Tower
527 Marquette Avenue South
Minneapolis, Minnesota 55402
Tel. (612) 677-7600

Fax (612) 677-7601

DOYLE LOWTHER LLP
William J. Doyle II
bill@doylelowther.com
John A. Lowther
john@doylelowther.com
9466 Black Mountain Rd, Suite 210
San Diego, California 92126
Tel. (619) 573-1700
Fax (619) 573-1701

Attorneys for Plaintiff